

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

<u>Via E-mail</u>
D. Jamie Macdonald
Chief Executive Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604

**Re:** **INC Research Holdings, Inc.**
**Draft Registration Statement on Form S-1**
**Submitted July 17, 2014**
**CIK No. 0001610950**

Dear Mr. Macdonald:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in your publicly filed Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.  Please submit or file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3.  Please provide us with copies of your artwork prior to circulating preliminary prospectuses.  Please note that we may have comments regarding this material.  For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

4.  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.  As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Cover Page

6.  Please disclose that there will be two classes of authorized common stock outstanding after the offering – Class A and Class B common stock.  Briefly describe the different rights between the two classes.

Prospectus Summary, page 1

7.  We note that you refer to your ranking as the "Top CRO" in the 2013 CenterWatch Global Investigative Site Relationship Survey as a basis to support statements regarding your leadership, including that "[yo]ur focus on principal investigator and clinical research site relationships is unmatched in the industry."  To provide context, please provide information that explains the significance of this survey and its rankings.  For example, discuss who CenterWatch is, what your relationship to CenterWatch is, who received the survey, what was the survey sample, and how CRO companies were included in the survey.  In addition, explain how your survey ranking supports your statements in the prospectus.  Provide us with a copy of the survey.

Overview, page 1

8.  Please revise to indicate by what measurement INC is a "leading" global contract research organization, be it by revenues, market share, or some other criterion.

9. Refer to the last paragraph. Please provide your net loss percentage change in the second sentence. Also disclose the current amount of your outstanding debt and the anticipated amount of outstanding debt immediately following the offering.

Our Market, page 2

10. We note several statements where you provide quantitative estimates concerning various aspects of your industry. For example, you state under "Trends in late-stage clinical development outsourcing" that you "estimate that total biopharmaceutical spending on drug development in 2013 was approximately $74.6 billion, of which the clinical development market…was approximately $65.1 billion." You also "estimate that total biopharmaceutical spending on clinical development will grow at a rate of 3% to 4% annual through 2018." At page 4 you provide an estimate that the "late-stage clinical development services market will grow at a rate of 8% to 9% annually through 2018." Please revise here and throughout your prospectus to indicate the basis upon which the company provides these and other such estimates, unless the source or basis has otherwise been provided.

Our Competitive Strengths, page 3

Outstanding financial performance, page 4

11. Please revise this section to provide some balance to your presentation of your financial performance by disclosing your net loss amounts and the percentage changes in such amounts. Likewise, please clarify that your current backlog is not necessarily indicative of future financial performance.

Corporate Reorganization, page 8

12. Please disclose the amount you will pay to redeem all of the outstanding shares of new Class C and Class D common stock and the source of funds for the redemption.

Incremental Term Loans, page 9

13. Please quantify your outstanding indebtedness under your 11.5% Senior Notes and the amount of cash on hand you intend to use for repayment of the 11.5% Senior Notes.

Our Structure, page 10

14. Please revise to provide some context for your inclusion of guarantor and non-guarantor subsidiaries in your organizational chart, whether by footnote disclosure, or otherwise. Also, please explain the relationship of INC Research, LLC to the $75 million revolving credit facility and term loan facility referenced to the right of the arrow pointing to the LLC.

Summary and Pro Forma Consolidated Financial Data, page 14

Selected and Pro Forma Consolidated Financial Data, page 59

15. Refer to "Pro Forma Adjusted Net Income" and "Pro forma diluted Adjusted Net Income per common share." Please revise the title since it does not appear the non-GAAP measures are prepared and presented in accordance with Article 11 of Regulation S-X.

16. Refer to "Backlog" and footnote 7. Please disclose the amount of your firm orders which is not reasonably expected to be filled within the current fiscal year. In addition, disclose the nature and amounts of your firm orders that are not yet funded and contracts awarded but not yet signed. Further, disclose that most of your contracts can be terminated by your clients with 30 days' notice.

17. Refer to "Net Book-to-Bill ratio" and footnote 8. Please explain how this measure enhances an investor's understanding of your financial condition, results of operations and cash flows.

Risk Factors, page 16

We will incur increased costs and obligations as a result of being a public company, page 38

18. To the extent determinable, please revise to include here, or within "Management's Discussion and Analysis," an estimate of the costs you expect to incur associated with operating as a public company.

Non-GAAP Financial Measures, page 57

19. Please explain in more detail why each of your non-GAAP measures is useful to investors. You should provide an explanation of each measure on a stand-alone basis. Your current explanation does not distinguish between the usefulness of EBITDA, Adjusted EBITDA, Adjusted Net Income and pro forma Adjusted Net Income.

Selected and Pro Forma Consolidated Financial Data, page 58

20. Refer to footnote (6)(e), "Adjust income tax to normalized rate." Please disclose in more detail the nature of the "distortive impact of the valuation allowances on net operating losses and other non-operating adjustment." In addition, tell us the factors you considered in concluding that this adjustment is factually supportable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

New Business Awards and Backlog, page 66

21. For the $1.7 billion backlog at March 31, 2014, please disclose the amount of your firm orders which is not reasonably expected to be filled within the current fiscal year. In addition, disclose the nature and amounts of your firm orders that are not yet funded and contracts awarded but not yet signed. Further, disclose that most of your contracts can be terminated by your clients with 30 days' notice.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 84

22. Refer to your table. Present a column to disclose the fair value of options granted.

Business, page 89

Our Competitive Strengths, page 91

23. Please revise your disclosure on page 92 to provide additional details on what criteria define a "preferred provider" as well as what benefits this status may afford your company.

Certain Relationships and Related Person Transactions, page 120

Advisory Services and Monitoring Agreement, page 120

24. Please disclose and quantify all amounts received by Avista under the Advisory Services and Monitoring Agreement, including advisory fees related to any transaction entered into by you or your subsidiaries in which Avista provided advice and assistance.

25. Please disclose how the amount of the termination fee you will pay Avista will be determined.

<u>Class C Dividend Agreement, page 121</u>

26. Please disclose and quantify any special dividends paid to Teachers related to certain transactions.

<u>Expense Reimbursement Agreement, page 121</u>

27. Please disclose and quantify all reimbursements to your Sponsors under the Expense Reimbursement Agreement.

<u>Principal Stockholders, page 123</u>

28. Please add columns to the beneficial ownership table showing the total voting power of each person. Please clarify in a footnote what total voting power represents in light of the fact that Class B common stockholders vote on all matters to be voted upon by stockholders, except with respect to the election or removal of directors.

<u>Financial Statements</u>

<u>Note 1. Basis of Presentation and Summary of Significant Accounting Policies</u>

<u>Billed and Unbilled Accounts Receivable and Deferred Revenues, page F-10</u>

29. If applicable, please provide the disclosures pursuant to Rule 5-02(3)(c)(1), (3) and (4) of Regulation S-X.

<u>Revenue Recognition, page F-12</u>

30. Refer to the second paragraph. Please tell us the other methods you use to recognize revenue under the proportional performance basis. In addition, tell us why such methods are appropriate and refer to your basis in the accounting literature.

<u>Revenue Recognition, page F-11</u>

31. Please tell us how you have determined to recognize revenue on a gross vs. net basis for your contracts. Please reference the factors you considered and your accounting policy for gross revenue recognition per ASC 605-45-45 and 605-45-50.

Note 2. Financial Statement Details

Goodwill and Intangibles, pages F-18 and F-19

32. Please tell us your basis for the estimated customer useful lives of 8 – 12 years and the straight-line method used to amortize such lives.  We note on page 100 that your top ten customers worked with you for an average of six years.

Note 3. Business Combination

Trident Clinical Research Pty Ltd (Trident), page F-22

33. Please tell us where the contingent consideration payments were classified in your consolidated statements of cash flows and your basis for such classification.  Refer to your basis in the accounting literature.

Note 10. Income Taxes, page F-40

34. Refer to the first paragraph.  Please disclose the facts and circumstances that led your determination that it was necessary to repatriate a portion of accumulated earnings of your foreign subsidiaries to meet certain cash requirements in the U.S.  In addition, disclose why do not expect such facts and circumstances to reoccur in the foreseeable future to support your conclusion that your remaining undistributed earnings at the same foreign subsidiaries are permanently reinvested.  Refer to ASC 740-30-25-17.

Note 16. Commitments and Contingencies, page F-49

35. Please tell us how you are accounting for your self-insured health insurance including any incurred but not reported claims.  Refer to your basis in the accounting literature.

Consolidated Balance Sheets, page F-54

36. Please tell us your consideration of presenting pro forma balance sheets giving effect to the redemption of the new Class C and D common stocks disclosed on page 65.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Dean Suehiro, Senior Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Heather L. Emmel, Esq.
        Weil, Gotshal & Manges LLP